FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2012

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces Second Quarter 2012 Results

Lima, Peru, July 31, 2012 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company, announced today results for the second quarter 2012. All figures have been prepared in accordance with IFRS and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer, stated:

“Net income in the second quarter was US$152.6 million, which was 23% lower than the figure reported in 2Q11 (US$197.6 million). EBITDA from Buenaventura’s Direct Operations was US$112.9 million, 38% lower than the figure reported in 2Q11 (US$182.5 million), while EBITDA including Affiliates decreased 16%, from US$406.3 million in 2Q11 to US$341.9 million in 2Q12.

These results were mainly explained by the higher cost of and exploration costs at non-operating mining sites.

Financial Highlights (in millions of US$, except EPS figures):

	2Q12	2Q11	Var%	6M12	6M11	Var%
Total Revenues	350.5	343.3	2%	727.5	719.0	1%
Operating Income	79.4	147.9	-46%	210.9	326.3	-35%
EBITDA (BVN Direct Operations)†	112.9	182.5	-38%	284.0	390.9	-27%
EBITDA (inc. Affiliates) †	341.9	406.3	-16%	755.0	804.3	-6%
Net Income	152.6	197.6	-23%	360.0	422.3	-15%
EPS*	0.60	0.78	-23%	1.41	1.66	-15%

(*) As of June 30, 2012, Buenaventura had 254,442,328 shares outstanding.

† Within this release, Buenaventura presents financial measures in accordance with Peruvian GAAP, as well as on a non-GAAP basis. EBITDA (Buenaventura Direct Operations) and EBITDA (including Affiliates) included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures with Peruvian GAAP financial measures.

Buenaventura

Second Quarter and First Six-Month Period 2012 Results

Operating Revenue

During 2Q12, net sales were US$331.8 million, similar to the US$327.3 million reported in 2Q11. Higher silver, zinc and lead volume sold positively offset lower silver and base metal prices, as well as the decline in gold sales.

Royalty income increased 17%, from US$16.0 million reported in 2Q11 to US18.7 million in 2Q12 due to higher revenues at Yanacocha.

Operating Highlights	2Q12	2Q11	Var%	6M12	6M11	Var%
Net Sales (in millions of US$)	331.8	327.3	1%	690.7	690.8	0%
Average Realized Gold Price Gold (US$/oz)*	1,619	1,514	7%	1,673	1,457	15%
Average Realized Gold Price (US$/oz) inc. Yanacocha	1,616	1,508	7%	1,657	1,234	34%
Average Realized Silver Price (US$/oz)*	29.41	37.01	-21%	30.50	35.70	-15%
Average Realized Lead Price (US$/MT)*	1,929	2,494	-23%	1,957	2,519	-22%
Average Realized Zinc Price (US$/MT)*	1,922	2,260	-15%	1,963	2,320	-15%
Average Realized Copper Price (US$/MT)*	7,828	9,103	-14%	8,253	9,334	-12%

(*) Buenaventura’s Direct Operations

Sales Content
	2Q12	2Q11	Var	6M12	6M11	Var
Gold (in oz)*	107,661	126,273	-15%	234,241	246,876	-5%
Gold (in oz) inc. Yanacocha	274,290	275,387	0%	554,571	519,413	7%
Silver (in oz)*	4,695,060	2,761,715	70%	7,491,711	6,372,936	18%
Lead (in MT)*	9,471	4,560	108%	11,589	7,307	59%
Zinc (in MT)*	14,449	8,198	76%	22,381	16,133	39%
Copper (in MT)*	830	3,703	-78%	6,542	10,759	-39%

(*) Buenaventura Direct Operations

Accumulated net sales in the first six-month period 2012 were US$690.7 million, in-line with the figure reported in the same period in 2011 (US$690.8 million), while royalty income was US$36.8 million, a 30% increase when compared to the US$28.2 million reported in 2011.

Buenaventura

Second Quarter and First Six-Month Period 2012 Results

Production and Operating Costs

Buenaventura’s equity production1 in 2Q12 was 107,168 ounces of gold, 11% lower than the 120,641 ounces reported in 2Q11 mainly due to a decrease in Orcopampa and Poracota production. Silver production in 2Q12 was 4.5 million ounces, a 32% increase when compared to the figure reported in 2Q11 (3.4 million oz).

Equity production1 in the first six-month period 2012 was 225,022 ounces of gold and 8.5 million ounces of silver. This represented a 5% decrease in gold production (237,259 ounces in 2011), and 13% higher silver production compared to 2011 (7.5 million ounces).

Equity Production [1]
	2Q12	2Q11	Var%	6M12	6M11	Var%
Gold (oz)	107,168	120,641	-11%	225,022	237,259	-5%
Gold (oz) inc. Yanacocha	277,394	269,778	3%	555,191	512,202	8%
Silver (oz)	4,509,259	3,404,689	32%	8,523,034	7,549,314	13%
Lead ( MT)	6,910	4,617	50%	11,625	7,757	50%
Zinc ( MT)	11,842	6,164	92%	19,245	8,772	119%
Copper (MT) inc. Cerro Verde	13,629	17,134	-20%	29,044	35,985	-19%

Orcopampa’s (100% owned by Buenaventura) production from the Chipmo mine in 2Q12 was 56,762 ounces, 18% lower than the 69,335 ounces reported in 2Q11 due to a 15-day strike and 15% lower ore grade (See Appendix 2). The old tailings treatment produced 3,984 gold ounces (compared to 5,876 ounces in 2Q11). As a consequence, total gold production in 2Q12 was 60,745 ounces, 19% lower than the 75,211 ounces reported in 2Q11. Accumulated total gold production in the first six-month period 2012 was 130,010 ounces, a 15% decrease when compared to 2011 (153,736 ounces).

Cash operating cost in 2Q12 was US$541.6/oz, 23% higher when compared to 2Q11 (US$441/oz). This was mainly explained by:

1.	A 18% decrease in gold ounces produced
2.	A 12% increase in reagents, basically explained by an increase in cyanide and sulfuric acid prices
3.	Contractor costs increased 32% due to an increase in waste moved from areas with narrow veins

At Poracota, gold production in 2Q12 was 6,231 ounces, a 54% decrease when compared to 2Q11 (13,427 ounces) due to the aforementioned 15-day strike, lower ore grade and a decrease in the recovery rate (See Appendix 2). Accumulated gold production in the first six-month period 2012 was 17,551 ounces, 31% lower than the figure reported in 2011 (25,528 ounces). Cash operating cost was US$1,851/oz, 98% higher than the figure reported in 2Q11 (US$936/oz), mainly explained by the 54% decrease in gold ounces produced.

At Uchucchacua (100% owned by Buenaventura), total silver production in 2Q12 was 2.71 million ounces, a 33% increase when compared to 2.04 million ounces in 2Q11 due to higher tonnage treated and a higher recovery rate (See Appendix). Zinc production in 2Q12 was 2,036 MT, 94% higher than the figure reported in 2Q11 (1,050 MT), while lead production increased 39% (1,891 MT in 2Q12 vs. 1,359 MT in 2Q11). In the first six-month period 2012, silver production was 5.46 million ounces, zinc production was 4,247 MT, while lead production was 3,889 MT vs. 4.55 million ounces, 2,952 MT and 3,381 MT, respectively, in 2011.

1 Production includes 100% of Buenaventura’s operating units, 100% of CEDIMIN, 53.06% of La Zanja, 40.04% of Tantahuatay and 53.76% of El Brocal.

Buenaventura

Second Quarter and First Six-Month Period 2012 Results

Cash operating cost in 2Q12 was US$16.65/oz, a 6% decrease compared to US$17.63/oz in 2Q11. This decrease was primarily due to higher silver production (an increase of 33%).

At Julcani (100% owned by Buenaventura), total production in 2Q12 was 602,764 ounces of silver, 1% lower when compared to 2Q11 (604,985 ounces. In the first six-month period 2012, silver production was 1.23 million ounces, 2% higher than in 2Q11 (1.21 million ounces).

Silver cash operating cost in 2Q12 was US$12.33/oz, in-line with the 2Q11 cash cost (US$12.52/oz).

La Zanja (53.06% owned by Buenaventura) total production in 2Q12 was 27,687 ounces of gold, a 25% decrease when compared to 2Q11 (36,920 ounces). Accumulated gold production in the first six-month period 2012 was 54,016 ounces, 13% lower when compared to first six-month period 2011 (62,071 ounces in 2011). Cash operating cost in 2Q12 was US$607/oz, 100% higher than 2Q11 (US$303/oz) due to lower production (25% decrease), a 58% increase in labor expenses, a 40% increase in supply expenses (mainly explained by an increase of reagent consumption) and a 28% increase of contractor expenses. This product is in-line with the project’s forecast.

Tantahuatay (40.04% owned by Buenaventura) Total production in 2Q12 was 39,129 ounces of gold (15,652 ounces attributable to Buenaventura). In the first six-month period 2012, gold production was 66,735 ounces (26,695 attributable to Buenaventura). Cash operating cost in 2Q12 was US$385/oz and US$433/oz in the first six month period.

At El Brocal (53.76% owned by Buenaventura), Zinc production in 2Q12 was 14,044 MT, a 46% increase when compared to 2Q11 (9,650 MT). Silver production increased 18% from 1.1 million ounces in 2Q11 to 1.3 million ounces in 2Q12. During the six-month period 2012, total zinc production was 21,651 MT, a 124% increase when compared to the 9,650 MT reported in 2011. In the case of silver, total production increased 12%, from 1.5 million ounces in 2011, to 1.7 million ounces in the first six-month period 2012. Lead production in the first six-month period 2012 was 7,513 MT, 56% higher than 2011 (4,812 MT).

Zinc cash costs increased from a negative US$183/MT in 2Q11 to US$1,511/MT in 2Q12. This was explained by the 98% lower by-product contribution due to a decrease in silver and lead realized prices.

General and Administrative Expenses

General and administrative expenses in 2Q12 were US$25.0 million, 28% higher than the figure reported in 2Q11 (US$19.5 million) due to a provision for early retirement contingencies and metallurgical research studies. For the first six-month period 2012, general and administrative expenses were US$54.8 million versus US$36.5 million in 2011 (50% increase).

Exploration Costs in Non-Operational Mining Sites

Exploration costs at non-operational mining sites, which include care and maintenance in 2Q12 were US$26.4 million, a 118% increase compared to the US$12.1 million reported in 2Q11. Buenaventura’s main exploration efforts were focused at the Trapiche (US$3.9 million), Tambomayo (US$3.8 million), San Gregorio (US$3.6 million), Chancas (US$3.3 million) and Breapampa (US$2.2 million) projects.

Buenaventura

Second Quarter and First Six-Month Period 2012 Results

Exploration costs at non-operational mining sites in the first six-month period 2012 were US$45.8 million, 102% higher than 2011 (US$22.7 million).

Operating Income

Operating income in 2Q12 was US$79.4 million, a 46% decrease compared to the US$147.9 million reported in 2Q11. This decrease was mainly due to a 32% increase in operating costs, while revenues increased 2%.

Accumulated in the first six-month period 2012, operating income was US$210.9 million versus US$326.3 million in 2011 (decrease of 35%).

Share in Associated Companies

During 2Q12, Buenaventura’s share in associated companies was US$122.0 million, in-line with the US$123.2 million figure reported in 2Q11. Yanacocha’s contribution to these results increased 33%, from US$64.9 million in 2Q11 to US$86.6 million in 2Q12, while Cerro Verde’s contribution decreased 49% from US$65.9 million in 2Q11 to US$33.9 million in 2Q12.

For the first six-month period 2012, Buenaventura’s share in associated companies was US$258.0 million, 9% higher than the US$236.2 million reported in 2011.

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), 2Q12 gold production was 389,979 ounces of gold, 14% higher than 2Q11 production (341,665 oz). Accumulated gold production in the first six-month period 2012 was 756,407 ounces, 20% higher than in 2011 (629,880 oz).

Costs applicable to sales (CAS) at Yanacocha in 2Q12 were US$488/oz, 13% lower than the figure reported in 2Q11 (US$564/oz) due to higher production and lower mining costs, partially offset by higher workers' participation costs and lower by-product credits. Net income at Yanacocha in 2Q12 was US$198.3 million, a 33% increase compared to the 2Q11 figure (US$149.1 million). Accumulated net income in the first six-month period 2012 was US$400.3 million, 54% higher than in 2011 (US$259.8 million).

During 2Q12, EBITDA totaled US$375.3 million, a 32% increase compared to 2Q11 (US$284.0 million). This increase was mainly due to an 18% increase in revenues (US$615.4 million in 2Q12 vs. US$520.2 million in 2Q11). Accumulated EBITDA in the first six-month period 2012 was US$739.2 million, 55% higher than 2011 (US$477.7 million).

Capital expenditures at Yanacocha were US$332.9 million in 2Q12 and US$560.3 for the first six-month period 2012.

CERRO VERDE

At Cerro Verde (19.41% owned by Buenaventura), 2Q12 copper production was 68,329 MT, an 11% decrease compared to the figure reported in 2Q11 (76,905 MT). Accumulated total copper production in the first six-month period 2012 was 131,625 MT, 16% lower than 156,368 MT in 2011.

During 2Q12, Cerro Verde reported net income of US$173.9 million, a 49% decrease when compared to US$343.3 million in 2Q11. This was mainly due to a 35% decrease in sales revenues (US$482.2 million in 2Q12 versus US$744.0 million in 2Q11). Accumulated net income in the first six-month period 2012 was US$406.1 million, 43% lower than US$710.9 million in 2011.

Buenaventura

Second Quarter and First Six-Month Period 2012 Results

Capital expenditures at Cerro Verde in 2Q12 totaled US$169.8 million and US$252.0 in the first six-month 2012 period.

CANTERAS DEL HALLAZGO (Chucapaca project)

At Canteras del Hallazgo (49% owned by Buenaventura), expenses attributable for Buenaventura totaled US$8.1 million due to the execution of the exploration program (US$7.1 million in 2Q11). For the six-month period 2012, attributable expenses were US$13.4 million (US$13.1 million in 2011).

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.04% owned by Buenaventura), attributable contribution was US$9.6 million (negative US$0.5 million in 2Q11). For the six-month period 2012, attributable contribution was US$17.9 million (negative US$0.8 million in 2011)

Net Income

Buenaventura’s 2Q12 net income was US$152.6 million (US$0.60 per share), a 23% decrease compared to the US$197.6 million (US$0.90 per share) reported in 2Q11. Accumulated net income in the first six-month period 2012 was US$360.0 million, 15% lower when compared to 2011 (US$422.3 million).

Project Development

LA ZANJA DEVELOPMENT PROGRAM

•	The Pampa Verde Project will include the development of a new open pit, expansion of the current leach pad and improvements to the operation’s road access. Construction began in 2Q11. As of June 30, 2012, total project expenditures were US$39.02 million (total investment is US$70.4million). Completion is expected in 1Q13.

Progress as of June 30, 2012
San Pedro Sur Leach Pad Stage II	85.34%
San Pedro Sur Leach Pad Stage III	15.64%
San Pedro Sur Waste Rock Deposit	100%
Pampa Verde Pit	8.50%
Pampa Verde Top Soil Deposit	0%
Pampa Verde Waste Soil Deposit	45%
Pampa Verde Acid Water Plant	8.40%
Pampa Verde Auxiliary Access	80%
Pampa Verde Waste Rock Deposit	14%
Pampa Verde Haul Road to SPS	20%

TANTAHUATAY DEVELOPMENT PROGRAM

•	The Cienaga Norte Project includes the Leach Pad’s Stage II (additional 10.5 Ha), development of the Cienaga Norte Pit and an access road between the leach pad and the open pit. Total CAPEX totaled US$20 million. Project construction will begin as soon as the environmental impact assessment is approved.

Buenaventura

Second Quarter and First Six-Month Period 2012 Results

MALLAY

•	Mallay mine construction was completed in March 2012. The project has already received the mine operating license. Production began April 2012.
•	During 2Q12, Mallay production included 138,000 Ag Oz, 800MT Pb and 1050MT Zn.
•	Currently, Mallay holds Brownfield exploration investments in the Chancas–Chiptaj area.

RIO SECO MANGANESE SULFATE PLANT

•	Buenaventura continued with the construction of the manganese sulfate plant with a total budget of US$76.0 million. As of June 30, 2012, total expenditures were US$44.5 million. The project includes an acid leaching facility, a sulfuric acid production plant and a manganese sulfate crystallization plant.
•	The leaching processing facilities are expected to be completed by the end of 4Q12. The construction of the Sulfuric Acid and the Manganese Sulfate Plant is expected to be ready 4Q12. Construction and start-up tests at both plants are scheduled at the end of 2012.

BREAPAMPA

•	As of June 30, 2012, Buenaventura’s total investment at the Breapampa Project was US$40.3 million, representing 84% of the entire budget (US$48.0 million).
•	Construction progress includes:

Progress as of June 30, 2012
Leach Pad Stage I	99.2%
Process Plant	100%
Dam Facilities	98.5%
Internal Electric System	99%
Waste Soil Deposit	87.2%
Top Soil Deposit	100%

•	This project should be completed by the end of 3Q12. Production will also begin at end of 3Q12
•	Expected gold production in 2012 is approximately 22,000 ounces

HUANZA HYDROELECTRICAL PLANT

•	As of June 30, 2012, construction progress at the Huanza Project included:

1.	Water Conduction Tunnel: 10,074 meters of excavation was 100% completed
2.	Powerplant: Civil works was 85% completed
3.	Pallca Dam: 78.2% (39,907 m3 concrete) of work was completed
4.	Electromechanical equipment is nearly complete, and will be delivered on schedule. Equipment assembly is 13% complete

Buenaventura

Second Quarter and First Six-Month Period 2012 Results

Other Information

At the Board of Directors meeting held July, 31, 2012, the following resolutions were passed:

1.	Acceptance of Mr. Luis Coleridge’s resignation as a member of the Company’s Board of Directors who retired at the age of 75 after 12 years on the Board and President of the Audit Committee, in accordance with Buenaventura’s policy,
2.	Appointment of Mr. Jose Miguel Morales as a new member of the Board of Directors
3.	Appointment of Mr. German Suarez as President of the Audit Committee
4.	Appointment of Mr. Carlos del Solar as member of the Audit Committee
5.	Appointment of Ms. Gulnara la Rosa as General Council

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, Precious Metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Poracota*, Uchucchacua*, Antapite*, Julcani*, Recuperada*, El Brocal, La Zanja, Coimolache and CEDIMIN*).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.41% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, owner the Chucapaca project.

For a printed version of the Company’s 2011 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

(1) First time adoption of International Financial Reporting Standards (“IFRS”)

As part of the first adoption of the International Financial Reporting Standards (IFRS) in Peru, as of October 14, 2011, through Resolution N°102-2011-EF/94.01.1, the Superintendence of Securities Market (“SMV”, before CONASEV), required to all legal entities under its supervision to adopt IFRS since the year The first six-month period 2012.

For periods up to and including the year ended December 31, 2011, the Company prepared its financial statements in accordance with Generally Accepted Accounting Principles in Peru (Peru GAAP). These consolidated financial statements, for the year ended December 31, The first six-month period 2012, are the first the Company has prepared in accordance with IFRS, in which the Company has applied IFRS 1 “First Time Adoption of International Financial Reporting Standard” in the opening balance as of January 1, 2011, transition date to IFRS. The IFRS 1 application implies that all the standards are apply retrospectively at the transition date, including certain mandatory exceptions and voluntary exemptions defined in the standard.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Buenaventura

Second Quarter and First Six-Month Period 2012 Results

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates (as of December 31, The first six-month period 2012)
	BVN	Operating
	Equity %	Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical Project
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	53.76	Colquijirca and Marcapunta
Canteras del Hallazgo S.A **	49.00	Chucapaca Project
Compañía Minera Coimolache S.A **	40.04	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.41	Cerro Verde

(*)Consolidates

(**) Equity Accounting

Buenaventura

Second Quarter and First Six-Month Period 2012 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2012	2011	%	2012	2011	%	2012	2011	%	2012	2011	%
Ore Milled MT	107,622	112,279	-4%	102,022	89,179	14%	225,100	226,101	0%	228,807	171,293	34%
Ore Grade gr/MT	17.00	20.19	-16%	1.37	2.70	-49%	17.13	20.64	-17%	1.71	2.61	-34%
Recovery Rate %	96.5%	95.2%	1%	84.8%	75.8%	12%	96.1%	95.3%	1%	86.7%	75.4%	15%
Ounces Produced	56,762	69,335	-18%	3,984	5,876	-32%	119,120	142,906	-17%	10,891	10,830	1%

Orcopampa Total Production		2Q12	60,745	2Q11	75,211	6M12	130,010	6M11	153,736

	Three Months Ended June 30						Six Months Ended June 30
	Antapite			Poracota			Antapite			Poracota
	2012	2011	%	2012	2011	%	2012	2011	%	2012	2011	%
Ore Milled MT	28,136	34,099	-17%	46,030	55,862	-18%	62,418	66,591	-6%	104,251	110,678	-6%
Ore Grade gr/MT	4.34	7.37	-41%	5.55	8.71	-36%	4.30	7.81	-45%	6.64	8.54	-22%
Recovery Rate %	95.2%	96.9%	-2%	73.1%	85.8%	-15%	95.2%	96.2%	-1%	76.8%	84.0%	-9%
Ounces Produced	3,739	7,824	-52%	6,231	13,427	-54%	8,222	16,078	-49%	17,551	25,528	-31%

	LA ZANJA						TANTAHUATAY
	2Q12	2Q11%		6M12	6M11%		2Q12	2Q11%	6M12	6M11%
Ounces Produced	27,687	36,920	-25%	54,016	62,071	-13%	39,129	0	66,735	0

	SILVER PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2012	2011	%	2012	2011	%	2012	2011	%	2012	2011	%
Ore Milled MT	261,173	196,457	33%	828,012	383,157	116%	520,514	449,541	16%	1,159,349	383,157	203%
Ore Grade gr/MT	448.52	462.86	-3%	87.97	103.26	-15%	451.74	446.18	1%	74.21	103.20	-28%
Recovery Rate %	72.1%	70.0%	3%	58.9%	77.9%	-24%	72.2%	70.6%	2%	60.3%	77.9%	-23%
Ounces Produced	2,715,552	2,048,524	33%	1,271,694	990,635	28%	5,460,195	4,550,337	20%	1,542,232	990,635	56%

	ZINC PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2012	2011	%	2012	2011	%	2012	2011	%	2012	2011	%
Ore Milled MT	261,173	196,457	33%	662,709	383,157	73%	520,514	449,541	16%	994,046	383,157	159%
Ore Grade %	1.34%	1.18%	14%	3.04%	3.71%	-18%	1.40%	1.27%	10%	3.11%	3.71%	-16%
Recovery Rate %	58.1%	45.1%	29%	66.3%	68.0%	-2%	57.5%	51.2%	12%	67.8%	68.0%	0%
MT Produced	2,036	1,050	94%	13,330	9,650	38%	4,247	2,952	44%	20,936	9,650	117%

Buenaventura

Second Quarter and First Six-Month Period 2012 Results

APPENDIX 3

EBITDA RECONCILIATION (in thousand US$)

	2Q12	2Q11	6M12	6M11
Net Income	169,995	223,208	390,981	469,352
Add / Substract:	-49,817	-40,704	-106,988	-78,410
Provision for income tax, net	31,598	48,690	79,273	94,229
Share in associated companies by the equity method, net	-122,020	-123,238	-258,006	-236,157
Interest income	-2,542	-2,042	-5,291	-5,377
Interest expense	1,884	1,282	3,180	3,427
Loss on currency exchange difference	496	25	781	823
Depreciation and Amortization	28,391	24,431	51,795	45,934
Provision for long term officers´ compensation	7,315	0	7,315	0
Workers´ participation provision	5,061	10,148	13,965	18,711
EBITDA Buenaventura Direct Operations	120,178	182,504	283,993	390,942
EBITDA Yanacocha (43.65%)	163,837	123,954	322,661	208,517
EBITDA Cerro Verde (19.40%)	56,458	99,883	130,255	204,793
EBITDA Coimolache (40%) + Canteras del Hallazgo (49%)	8,761	0	18,109	0
EBITDA Buenaventura inc Yanacocha + Cerro Verde + Coimolache + Canteras del Hallazgo	349,234	406,340	755,017	804,252

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including Affiliates) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache) plus (4) Buenaventura’s equity share of EBITDA (Canteras del Hallazgo). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the affiliated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under Peruvian GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with Peruvian GAAP, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with Peruvian GAAP, as an indicator of cash flows or as a measure of liquidity.

Buenaventura

Second Quarter and First Six-Month Period 2012 Results

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance sheet

As of June, 30 2012 and December, 31 2011

	2012 US$(000)	2011 US$(000)
Assets
Current assets
Cash and cash equivalents	309,441	470,847
Financial asset at fair value through profit and loss	56,662	62,299
Trade accounts receivable, net	169,323	172,569
Other accounts receivable	65,767	48,521
Accounts receivable from associates	31,912	47,425
Derivative financial instruments	538	1,283
Inventory, net	168,289	149,108
Prepaid expenses	14,911	16,234
Total current assets	816,843	968,286

Other accounts receivable	10,150	5,570
Accounts receivable from associates	42,326	32,262
Long-term Inventory	42,872	48,845
Prepaid expenses	73
Investment in associates	2,203,045	1,935,004
Mining concessions, development cost and property, plant and equipment, net	942,258	830,997
Deferred income tax asset	112,759	125,538
Other assets	5,301	7,047
Total assets	4,175,627	3,953,549

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	150,178	142,375
Income tax payable	8,585	36,423
Dividends payable	872	1,052
Other accounts payable	72,134	40,098
Provisions	55,590	91,287
Accounts payable from associates	800	883
Embedded derivatives for concentrates sales, net	6,894	7,306
Financial obligations	197	1,042
Total current liabilities	295,250	320,466

Other non-current provisions	86,219	86,528
Other accounts payable to associates	868	1,004
Financial obligations	119,184	105,072
Total liabilities	501,521	513,070

Shareholders’ equity net

Capital stock, net of treasury shares of US$62,622,000	750,540	750,540
Investments shares, net of treasury shares of US$762,000	1,399	2,019
Additional paid-in capital	219,471	225,978
Legal reserve	162,649	162,639
Other reserves	269	269
Retained earnings	2,293,022	2,034,768
Cumulative unrealized, gain (loss)	703	2,068
	3,428,053	3,178,281
Non-controlling interest	246,053	262,198
Total shareholders’ equity, net	3,674,106	3,440,479

Total liabilities and shareholders’ equity, net	4,175,627	3,953,549

Buenaventura

Second Quarter and First Six-Month Period 2012 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of income

For the six month period ended June 30, 2012 and June 30, 2011

	For the three month period ended June, 30		For the six month period ended June, 30
	2012	2011	2012	2011
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	331,768	327,302	690,749	690,782
Royalty income	18,696	15,982	36,753	28,249
Total income	350,464	343,284	727,502	719,031

Operating costs
Cost of sales, without considering depreciation and amortization	(137,514)	(96,546)	(270,855)	(208,054)
Exploration in units in operation	(38,143)	(24,065)	(66,812)	(46,324)
Depreciation and amortization	(28,391)	(24,431)	(51,795)	(45,934)
Royalties	(9,279)	(16,987)	(19,157)	(31,310)
Total operating costs	(213,327)	(162,029)	(408,619)	(331,622)
Gross income	137,137	181,255	318,883	387,409

Operating expenses
Administrative	(24,978)	(19,500)	(54,796)	(36,482)
Exploring in non-operating areas	(26,402)	(12,096)	(45,829)	(22,700)
Selling	(4,304)	(2,648)	(7,077)	(4,853)
Other operating income, net	(2,042)	914	(263)	2,923
Total operating expenses	(57,726)	(33,330)	(107,965)	(61,112)

Operating income	79,411	147,925	210,918	326,297

Other income (expenses), net
Share in the results of associates	122,020	123,238	258,006	236,157
Interest income	2,542	2,042	5,291	5,377
Interest expense	(1,884)	(1,282)	(3,180)	(3,427)
Loss from currency exchange difference, net	(496)	(25)	(781)	(823)
Total other income, net	122,182	123,973	259,336	237,284

Income before income tax and non-controlling interest	201,593	271,898	470,254	563,581

Income tax	(31,598)	(48,690)	(79,273)	(94,229)

Net income	169,995	223,208	390,981	469,352

Net income attributable to non-controlling interest	(17,434)	(25,654)	(30,948)	(47,028)

Net income attributable to Owners of the parent	152,561	197,554	360,033	422,324

Basic and diluted earnings per share attributable to Buenaventura, stated in U.S. dollars	0.60	0.78	1.42	1.66

Buenaventura

Second Quarter and First Six-Month Period 2012 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of cash flows

For the six month period ended June 30, 2012 and June 30, 2011

	For the three month period ended June, 30		For the six month period ended June, 30
	2012	2011	2012	2011
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	299,871	322,494	693,644	719,289
Dividends received	4,602	-	7,008	-
Royalties received	20,845	9,495	35,253	23,645
Value Added Tax recovered	4,505	8,405	13,277	12,440
Interest received	3,333	1,721	5,378	4,201
Payments to suppliers and third parties	(239,961)	(164,473)	(395,179)	(350,730)
Payments to employees	(23,031)	(27,689)	(121,827)	(86,143)
Income tax paid	(54,343)	(31,285)	(75,819)	(61,517)
Payment of royalties	(10,377)	(19,236)	(20,060)	(34,809)
Payments of interest	(523)	(100)	(765)	(676)

Net cash and cash equivalents provided by operating activities	4,921	99,332	140,910	225,700

Investment activities
Additions to mining concessions, develpment activities, property, plant and equipment	(92,215)	(66,032)	(168,686)	(109,166)
Contributions to associates	(13,047)	(7,940)	(17,789)	(17,019)
Decrease in time deposits	(750)	3,102	6,846	17,935

Net cash and cash equivalents used in invesment activities	(106,012)	(70,870)	(179,629)	(108,250)

Financing activities
Increase in financial obligations	4,192	14,128	14,287	25,515
Payments of financial obligation	(1,020)	(1,007)	(1,020)	(1,007)
Dividens paid	(101,779)	(83,967)	(101,779)	(83,967)
Dividens paid to non-controlling interest	(4,953)	(2,433)	(34,175)	(25,551)

Net cash and cash equivalents used in financing activities	(103,560)	(73,279)	(122,687)	(85,010)

Decrease in cash and cash equivalents during the period, net	(204,651)	(44,817)	(161,406)	32,440
Cash and cash equivalents at beginning of period	514,092	660,118	470,847	582,861

Cash and cash equivalents at period-end	309,441	615,301	309,441	615,301

Buenaventura

Second Quarter and First Six-Month Period 2012 Results

	For the three month period ended June, 30		For the six month period ended June, 30
	2012	2011	2012	2011
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by operating activities

Net income attributable to owners of the parent	152,561	197,554	360,033	422,324
Add (less)
Depreciation and amortization	28,391	24,431	51,795	45,934
Deferred income tax	(1,534)	7,265	12,779	24,796
Net income attributable to non-controlling interest	17,434	25,654	30,948	47,028
Accretion expense of the provision for closure of mining units	1,363	1,184	2,417	2,752
Loss from currency exchange differences	496	25	781	823
Share in the results of associates, net of dividends received in cash	(117,418)	(123,238)	(250,998)	(236,157)
Provisions	25,937	19,431	(13,542)	(38,284)
Provision for estimated fair value of embedded derivatives related of concentrates
sales and adjustments on open liquidations	9,256	16,468	(10,093)	9,511

Net changes in operating assets and liabilities accounts

Decrease (increase) in operating assets
Trade accounts receivable	(39,773)	(20,629)	3,246	19,366
Other accounts receivable	2,979	27,080	(14,006)	5,306
Other accounts receivable from associates	(4,254)	(20,706)	(6,980)	(12,550)
Inventory	3,499	(32,650)	(13,214)	(59,478)
Prepaid expenses	(20,558)	3,291	(5,235)	2,416

Increase (decrease) of operating liabilities
Trade accounts payable	16,787	11,661	7,803	(5,429)
Income tax payable	(25,135)	(27)	(27,838)	(1,254)
Other accounts payable	(45,110)	(37,462)	13,014	(1,404)

Net cash and cash equivalents provided by operating activities	4,921	99,332	140,910	225,700

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July 31, 2012